Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Bancorp Rhode Island, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-80875 and 333-114571) on Forms S-8 of Brookline Bancorp, Inc. and to the use in Form 8-K/A of Brookline Bancorp, Inc. dated March 19, 2012, of our reports dated March 14, 2011 with respect to the consolidated balance sheets of Bancorp Rhode Island, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Bancorp Rhode Island, Inc.

/s/ KPMG LLP

Providence, Rhode Island
March 16, 2012